Vireo Growth Inc.

207 South 9th Street

Minneapolis, MN 55402

October 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tamika N. Sheppard

Re:	Vireo Growth Inc. Registration Statement on Form S-3 (File No. 333-282311) Filed September 24, 2024, as amended on October 16, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vireo Growth Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282311) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on October 24, 2024, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Nicole A. Edmonds at (804) 339-1847.

Please direct any questions or comments concerning this request to Nicole A. Edmonds of Troutman Pepper Hamilton Sanders LLP at (804) 339-1847.

Very truly yours,

VIREO GROWTH INC.

By:	/s/ Amber Shimpa
Name: Amber Shimpa
Title: Chief Executive Officer